Exhibit 99.1

Ambow Education Announces Second Quarter and First Half of 2023 Financial Results

CUPERTINO, Calif., November 28, 2023 /PRNewswire/ -- Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE American: AMBO), a technology-driven educational company with primary operations in the United States, today announced its unaudited financial and operating results for the three-month and six-month periods ended June 30, 2023.

“We are at the forefront of emerging trends in education, indicating a shift towards an integrated, AI-driven hybrid model encompassing both education and workforce training," said Dr. Jin Huang, President, Chief Executive Officer, and acting Chief Financial Officer of Ambow. "Over the last six months, we have closed underperforming business units and redirected our focus toward the development and deployment of our HybriU AI solution. As a result, in the first half of 2023, we witnessed a substantial improvement in profit margins, successfully narrowing our operating loss by an impressive 50%. Since its official launch in July, the HybriU AI digital education solution has been successfully deployed in classrooms throughout NewSchool Architecture & Design in San Diego, Calif., facilitating a seamless, cutting-edge AI hybrid learning model. Looking ahead, we are actively expanding our HybriU initiatives with partnerships in various institutions, leading colleges, universities, and corporations to drive the next stage of Ambow’s growth. We are optimistic about our prospects for the next year. Our turnaround efforts are yielding results as the HybriU AI solution continues to gain traction, and we expect to achieve operating profitability in 2024.”

Second Quarter 2023 Financial Highlights

●	Net revenues for the second quarter of 2023 decreased by 46.0% to $2.7 million from $5.0 million for the same period of 2022. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.
●	Gross profit for the second quarter of 2023 decreased by 20.0% to $1.2 million from $1.5 million for the same period of 2022. Gross profit margin was 44.4%, compared with 30.0% for the second quarter of 2022.
●	Operating expenses for the second quarter of 2023 decreased by 47.4% to $2.0 million from $3.8 million for the same period of 2022. The decrease was primarily due to the Company’s issuance of 5.2 million shares of fully vested restricted stock units to senior management and key employees as compensation during the second quarter of 2022, and stringent expense controls to improve operating efficiency.
●	Operating loss for the second quarter of 2023 was $0.8 million, compared to an operating loss of $2.3 million for the same period of 2022.
●	Net loss attributable to ordinary shareholders from continuing operations for the second quarter of 2023 was $1.0 million, or $0.02 per basic and diluted share, compared with a net loss from continuing operations of $2.5 million, or $0.05 per basic and diluted share, for the same period of 2022.
●	As of June 30, 2023, Ambow maintained strong cash resources of $12.4 million, comprising cash and cash equivalents of $6.9 million and restricted cash of $5.5 million.

First Six Months 2023 Financial Highlights

●	Net revenues for the first six months of 2023 decreased by 37.1% to $6.1 million from $9.7 million for the same period of 2022. The decrease was primarily due to the permanent closure of Bay State College at the end of the 2022-2023 academic year.
●	Gross profit for the first six months of 2023 decreased by 16.7% to $2.0 million from $2.4 million for the same period of 2022. Gross profit margin was 32.8%, compared with 24.7% for the same period of 2022.
●	Operating expenses for the first six months of 2023 decreased by 40.0% to $3.9 million from $6.5 million for the same period of 2022. The decrease was primarily due to the Company's issuance of 5.2 million shares of fully vested restricted stock units to senior management and key employees as compensation during the three months ended June 30, 2022, and stringent expense controls to improve operating efficiency. Also, the permanent closure of Bay State College at the end of the 2022-2023 academic year has led to lower expenses.
●	Operating loss for the first six months of 2023 was $1.9 million, compared to an operating loss of $4.1 million for the same period of 2022.
●	Net loss attributable to ordinary shareholders from continuing operations for the first six months of 2023 was $2.2 million, or $0.04 per basic and diluted share, compared with a net loss from continuing operations of $4.4 million, or $0.10 per basic and diluted share, for the same period of 2022.

The Company’s financial and operating results for the second quarter and first half of 2023 can also be found on its Report of Foreign Private Issuer on Form 6-K, to be furnished with the U.S. Securities and Exchange Commission at www.sec.gov.

Exchange Rate Information

Historically, Ambow presented its financial results in Renminbi. Starting on January 1, 2023, Ambow changed its reporting currency from Renminbi to U.S. dollars, as the majority of Ambow’s revenues and expenses are now denominated in U.S. dollars. Ambow believes the alignment of the reporting currency with its underlying operations better illustrates its operational results for each period. Ambow has applied the change of reporting currency retrospectively to its historical results of operations and financial statements included in this press release.

Bay State College Closure

On January 19, 2023, the New England Commission of Higher Education (“NECHE”) informed Bay State College (“BSC”) of its intention to withdraw BSC’s accreditation as of August 31, 2023. Following the rejection of Ambow’s appeal, on April 11, 2023, the Board of Trustees voted to permanently close Bay State College at the end of the 2022-2023 academic year. Accordingly, this permanent closer has been completed. The College provided academic support and transitional services to students through August 31, 2023, and signed agreements with several area universities to provide program completion pathways to Bay State students, often with enhanced transfer and other opportunities.

Subsequent Events

Ambow received a continued listing deficiency notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) dated September 21, 2023, stating that the Company’s securities had been selling for a low price per share for a substantial period of time and the Company is not in compliance with the continued listing standards as set forth in Section 1003(f)(v) of the NYSE American Company Guide (“Company Guide”). NYSE American staff determined that Ambow’s continued listing is predicated on it effecting a reverse stock split of its common stock or otherwise demonstrating sustained price improvement no later than March 21, 2024. The Company intends to complete a reverse stock split in order to regain compliance with the NYSE American’s continued listing standards set forth in the Company Guide in a timely manner.

About Ambow

Ambow Education Holding Ltd. is an AI technology-driven educational company with primary operations in the United States. Through the operation of its for-profit colleges and dynamic patented open platform technology, Ambow offers high-quality, individualized, and dynamic career education services and products. For more information, visit Ambow's website at https://www.ambow.com/.

Follow us on Twitter:@Ambow_Education

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Ambow and the industry. All information provided in this press release is as of the date hereof, and Ambow undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Ambow believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For more information, please contact:

Ambow Education Holding Ltd.
E-mail: ir@ambow.com

or

Piacente Financial Communications
Tel: +1-212-481-2050
E-mail: ambow@tpg-ir.com

AMBOW EDUCATION HOLDING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023
	$	$
		Unaudited
ASSETS
Current assets:
Cash and cash equivalents	3,276	6,913
Restricted cash	4,320	5,490
Accounts receivable, net	1,958	3,690
Prepaid and other current assets	6,119	4,230
Total current assets	15,673	20,323
Non-current assets:
Property and equipment, net	274	19
Intangible assets, net	532	527
Operating lease right-of-use asset	6,842	5,946
Other non-current assets	1,951	1,944
Total non-current assets	9,599	8,436

Total assets	25,272	28,759

LIABILITIES
Current liabilities:
Short-term borrowings	3,000	5,439
Accounts payable	2,409	1,957
Accrued and other liabilities	3,702	6,080
Income taxes payable	523	510
Operating lease liability, current	2,197	2,451
Total current liabilities	11,831	16,437
Non-current liabilities:
Operating lease liability, non-current	5,688	4,900
Total non-current liabilities	5,688	4,900

Total liabilities	17,519	21,337

EQUITY
Preferred shares
($0.003 par value;1,666,667 shares authorized, nil issued and outstanding as of December 31, 2022 and June 30, 2023)	—	—
Class A Ordinary shares
($0.003 par value; 66,666,667 and 66,666,667 shares authorized, 47,419,109 and 52,419,109 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	131	146
Class C Ordinary shares
($0.003 par value; 8,333,333 and 8,333,333 shares authorized, 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	13	13
Additional paid-in capital	515,182	517,031
Accumulated deficit	(507,573)	(509,768)
Accumulated other comprehensive income	—	—
Total equity	7,753	7,422

Total liabilities and equity	25,272	28,759

AMBOW EDUCATION HOLDING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2022	2023	2022	2023
	$	$	$	$
NET REVENUES
Educational programs and services	9,724	6,097	4,955	2,728
COST OF REVENUES
Educational programs and services	(7,364)	(4,082)	(3,449)	(1,508)

GROSS PROFIT	2,360	2,015	1,506	1,220
Operating expenses:
Selling and marketing	(1,170)	(425)	(486)	(148)
General and administrative	(5,288)	(3,449)	(3,273)	(1,829)
Total operating expenses	(6,458)	(3,874)	(3,759)	(1,977)

OPERATING LOSS	(4,098)	(1,859)	(2,253)	(757)

OTHER EXPENSES
Interest expense, net	(72)	(33)	(33)	(26)
Foreign exchange loss, net	—	(9)	—	(9)
Other expense, net	(134)	(281)	(87)	(196)
Loss on disposal of subsidiaries	(173)	—	(173)	—
Total other expense	(379)	(323)	(293)	(231)

LOSS BEFORE INCOME TAX AND NON-CONTROLLING INTEREST	(4,477)	(2,182)	(2,546)	(988)
Income tax benefit (expense)	34	(13)	34	(13)

LOSS FROM CONTINUING OPERATIONS	(4,443)	(2,195)	(2,512)	(1,001)
Loss from discontinued operations, net of income tax	(9,467)	—	(8,642)	—

NET LOSS	(13,910)	(2,195)	(11,154)	(1,001)
-Less: Net loss attributable to non-controlling interests from continuing operations	—	—	—	—
-Less: Net loss attributable to non-controlling interests from discontinued operations	(180)	—	(134)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM CONTINUING OPERATIONS	(4,443)	(2,195)	(2,512)	(1,001)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS FROM DISCONTINUED OPERATIONS	(9,287)	—	(8,508)	—

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(13,730)	(2,195)	(11,020)	(1,001)

OTHER COMPREHENSIVE LOSS, NET OF TAX
Foreign currency translation adjustments	(166)	—	(90)	—
Other comprehensive loss	(166)	—	(90)	—

TOTAL COMPREHENSIVE LOSS	(14,076)	(2,195)	(11,244)	(1,001)

Net loss from continuing operations per share – basic and diluted	(0.10)	(0.04)	(0.05)	(0.02)
Net loss from discontinued operations per share – basic and diluted	(0.20)	—	(0.18)	—

Weighted average shares used in calculating basic and diluted net loss per share	46,756,368	55,525,314	46,825,968	57,127,524